Filed Pursuant to Rule 433

Registration No. 333-223538

Term Sheet dated March 9, 2018

The Progressive Corporation

500,000 SERIES B FIXED-TO-FLOATING RATE CUMULATIVE PERPETUAL PREFERRED SHARES

Issuer:	The Progressive Corporation

Format:	SEC Registered

Securities:	Series B Fixed-to-Floating Rate Cumulative Perpetual Preferred Shares (“Preferred Shares”)

Size:	500,000 Preferred Shares

Expected Ratings (Moody’s / S&P / Fitch)*:	Baa1 / BBB+ / BBB+ (stable/stable/stable)

Trade Date:	March 9, 2018

Settlement Date:	March 14, 2018 (T+3). Under Rule 15c6-1 of the Securities and Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Preferred Shares on the date of pricing will be required, by virtue of the fact that the Preferred Shares initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

Maturity:	Perpetual

Liquidation Preference:	$1,000 per Preferred Share

Day Count:	From the settlement date to, but excluding, March 15, 2023, 30/360; From and including March 15, 2023, Actual/360.

Price to Public:	$1,000 per Preferred Share

Dividend Rate (Cumulative) and Payment Dates:

5.375% per annum, accruing from, and including, the settlement date, payable semi-annually in arrears on each March 15 and September 15, commencing September 15, 2018 and ending March 15, 2023, when, as and if declared by the board of directors.

Floating rate per annum equal to Three Month LIBOR (as defined in the Preliminary Prospectus Supplement) plus a spread of 2.539% per annum, accruing from, and including, March 15, 2023, payable quarterly in arrears on each March 15, June 15, September 15 and December 15, commencing June 15, 2023, when, as and if declared by the board of directors.

Gross Underwriting Discount:	$10.00 per Preferred Share

Proceeds to Issuer Before Expenses:	$495,000,000

Optional Redemption:

The Issuer may, at its option, redeem the Preferred Shares, in whole or in part, from time to time, on or after March 15, 2023, at a cash redemption price per share equal to $1,000, plus an amount equal to all accrued and unpaid dividends to, but excluding, the redemption date.

The Issuer may, at its option, redeem the Preferred Shares, in whole but not in part, at any time prior to March 15, 2023, within 90 days after the occurrence of a “rating agency event” (as defined in the Preliminary Prospectus Supplement), at a cash redemption price per share equal to $1,020, plus an amount equal to all accrued and unpaid dividends to, but excluding, the redemption date.

CUSIP; ISIN:	743315 AU7/ US743315AU74

Joint Bookrunners:	Credit Suisse Securities (USA) LLC Goldman Sachs & Co. LLC

Co-Managers:	J.P. Morgan Securities LLC Morgan Stanley & Co. LLC PNC Capital Markets LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement, including a prospectus and preliminary prospectus supplement, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request by calling Credit Suisse Securities (USA) LLC toll free at 1-800-221-1037 or Goldman Sachs & Co. LLC toll free at 1-866-471-2526.

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